FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes.......  No...X....

                Abbey National appoints Priscilla Vacassin as new
                            Human Resources Director

    Abbey National plc announces today the appointment of Priscilla Vacassin to the Board as Human Resources Director, an Executive Director position. She will take up her role on 1 June 2003.

    Priscilla Vacassin, 46, joins Abbey National from BAA plc, where she was Group HR Director from 2001, and Director of Organisation and Management Development from 1998-2001. Vacassin's career spans 20 years in HR and personnel roles, including 10 years at Kingfisher plc and five years at United Biscuits plc. She has a BA Hons in Law from the University of East London.

    Luqman Arnold, Chief Executive of Abbey National, said "Priscilla joins Abbey National at a crucial time in the company's history, and the HR function has never been more important. Recruiting for attitude, and training our people to equip them with the right skills are vital to the success of Abbey National's new strategy to focus on UK personal financial services. We are also implementing a complete change in our organisational structure. Priscilla's breadth and depth of HR experience make her an ideal person to lead and develop the new HR team."

    Priscilla Vacassin said "This is a superb time to join Abbey National. The business is going through enormous change as it manages the problems of the past and works towards its clear vision for future success. The company places a very high value on its people, and I am greatly looking forward to building an HR function that will be at the heart of delivering the new strategy."

    Ends

    Enquiries to:

    Christina Mills
    Head of Media Relations
    020 7612 3877
    christina.mills@abbeynational.co.uk

    Jon Burgess
    Head of Investor Relations
    020 7612 4382
    jonathan.burgess@abbeynational.co.uk

    Notes to editors

    1.  Photographs of Priscilla Vacassin are available at www.newscast.co.uk
    2.  A biography of Priscilla Vacassin is attached.


                               PRISCILLA VACASSIN
                  Human Resources Director, Abbey National plc

Priscilla Vacassin joins Abbey National on 1 June 2003 as Human Resources Director, a new Board position.

Priscilla is currently Group HR Director at BAA plc, a role she has held since 2001. She joined the company in May 1998 as Director, Organisation Management and Development.

Previously Priscilla spent ten years with the Kingfisher Group (1988-1998), where her roles included Human Resources Director for Superdrug plc (1996-1998), Head of Organisation Development for Woolworths plc (1995-1996) and Group Management Development Manager (1991-1994). Prior to Kingfisher Priscilla worked for United Biscuits.

Born in April 1957, Priscilla graduated from the University of East London with a law degree. She then spent four years bringing up her two young children before joining United Biscuits in 1985. Priscilla is a widow with two grown-up sons. She lives in Surrey.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ABBEY NATIONAL plc


Date:    01 May 2002                        By  /s/ Jonathan Burgess
                                                --------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations